Exhibit 99.2

t: +27 11 619 3331 f: +27 11 679 3272 coffey.com

TO:	The Toronto Stock Exchange
NYSE MKT LLC
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

AND TO:	Platinum Group Metals Ltd.

RE:                Platinum Group Metals Ltd. (the “Company”) — Consent of Qualified Person

1.                                     I, Alan Bernard Goldschmidt,, consent to the public filing of the technical report titled “Technical Report for the Update on Exploration Drilling at the Waterberg Joint Venture and Waterberg Extension Projects, South Africa” dated 24 November, 2014 (the “Technical Report”).

2.                                     I also consent to the use of extracts from, or a summary of, the Technical Report in the annual information form of the Company dated 24 November, 2014 (the “AIF”).

3.                                     I confirm that I have read the AIF and that the AIF fairly and accurately represents the information in the parts of the Technical Report that I am responsible for.

Dated this 24th day of November, 2014.

/s/ Alan Bernard Goldschmidt

Alan Bernard Goldschmidt
B.Sc. (Hons) Geology, GDE, Pr.Sci.Nat., MGSSA

Coffey Mining South Africa (Pty) Ltd (2006/030152/079)

VAT Number (415 023 9327)

Block D, Somerset Office Estate, 604 Kudu Street, Allen’s Nek  1737

Roodepoort, South Africa

www.coffey.com/mining